Austrian

RECEIVED

2007 NOV -7 A 2:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance-
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

07027841

October 24, 2007

Ref.: **Rule 12g3-2(b) File No. 82-4970**

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
NOV 13 2007
THOMSON
FINANCIAL

Very truly yours,

AUSTRIAN AIRLINES AG

Dr. Prisca Havranek-Kosicek
Corporate Subsidiaries & IR

Encl.

T:\EIR\VORLAGEN\SEC-BRIEF-NEU.DOC

dw 11/8

Austrian Airlines AG
Member of IATA

Head Office
Office Park 2
P.O. Box 100
1300 Vienna-Airport
Austria
Phone +43 (0)5 1766
Fax +43 (0)5 1766-5000
www.austrian.com

Reservation
Phone +43 (0)5 1766-1000

Austrian Airlines AG,
registered with Vienna
Commercial Court under
FN 111000k, registered Office
in Vienna, DVR 0091740

A STAR ALLIANCE MEMBER

20000496

Austrian

October 24, 2007

Ad-hoc Release

POSITIVE EBIT CONFIRMS UPWARD TREND

Adjusted EBIT for financial year 2007 not negative

Financial result of the Austrian Airlines Group, January to September 2007

"After achieving a balanced EBIT the previous year, we have succeeded in improving the EBIT in the first nine months of 2007 to EUR 33.3m. The adjusted EBIT, which stood at EUR -9.1m last year, has also improved significantly this year, to EUR 32.2m. This demonstrates that we are very much on the right path with our restructuring measures. Despite high level of the oil price, we have also been able to slightly increase the adjusted result for the third quarter. In light of the continuing positive trend, we assume that the adjusted EBIT for 2007 as a whole will not turn out negative despite the high average fuel price," commented Austrian CEO **Alfred Ötsch** today. Mr. Ötsch continued: "In our quality offensive, we have continued to create a wide range of incentives to fly Austrian, including our DO&CO catering, new interactive services, greater legroom on our Fokker fleet and the new HON Lounge. In strategically expanding our network, we are concentrating on our successful target markets in Central and Eastern Europe, where we will also be introducing more frequency increases in the winter schedule. We are well on our way, and from the way it looks today, striving to generate a profit that will justify our paying a dividend by 2009."

Overview of Financial Result January to September 2007

Key Figures		1-9 / 2007	+/- % py	7-9 / 2007	+/- % py
Revenue	EURm.	1,891.7	-4.1	687.6	-8.2
EBITDAR[1]	EURm.	295.7	10.5	123.3	-4.3
EBITDAR[1] adjusted[2]	EURm.	294.6	16.2	130.0	2.7
Result from operating activities (EBIT)	EURm.	33.3	-	36.2	-11.7
Result from operating activities (EBIT) adjusted[2]	EURm.	32.2	-	42.9	10.9
Net result for the period	EURm.	20.6	-	29.2	-17.0
Cash flow from operating activities	EURm.	252.5	-4.5	61.0	-11.8
Net Gearing	%	117.7	-	117.7	-
Earnings per share	EUR	0.26	-	0.35	-67.6
CVA	EURm.	-50.0	41.8	20.1	1.0
Passengers carried (total)		8,348,412	-0.7	3,252,901	-4.8
Passenger load factor (scheduled service)	%	75.5	1.2P.	78.0	0.0P.
Employees (end of period)		7,980	-7.8	7,980	-7.8

1 Result from operating activities (EBIT) before associates, before depreciation and rentals
2 Adjusted by the result from the disposal of assets, other costs of the transfer of aircraft, foreign currency valuations at the reporting date and impairment of the value of aircraft

Result situation clearly improved

The EBIT improved from a balanced figure last year to EUR 33.3m in the first nine months of 2007. This was primarily due to the reduction in expenditure produced by the cancellation of fuel-intensive, low-yield long-haul routes. The EBIT adjusted for exceptionals of EUR 32.2m increased significantly, by EUR 41.3m, compared to the previous year. The EBIT fell by EUR 4.8m to EUR 36.2m in the third quarter, while the adjusted EBIT improved by EUR 4.2m to EUR 42.9m.

Revenue and operating revenue

While an increase in flight revenue in the medium-haul segment compensated in part for the reduction in revenue produced by long-haul routes, the cutbacks in capacity caused falls in freight revenue and revenue from charter traffic. As a result, flight revenue overall fell by 2.6% in the first nine months of 2007 compared to the same period last year, reaching EUR 1,822.6m. Flight revenue in the third quarter fell by 7.1% to EUR 662.4m, primarily due to the long-haul redimensioning. Freight revenue fell by 14.3% to EUR 102.3m in the first nine months of the year. A fall in revenue from other services following the sale of TVW and the reduction in flight revenue also brought operating revenue down by 3.3% to EUR 1,954.1m for the first nine months of the year. Operating revenue fell by 6.7% to EUR 708.7m in the third quarter.

Assets situation and cash flow

At EUR 252.5m, cash flow from operating activities in the first nine months of 2007 was slightly below its level for the previous year of EUR 264.3m. This was due to lower increases in working capital. Cash flow fell from EUR 69.2m to EUR 61.0m in the third quarter.

Cash flow from investing activities rose in the first nine months from EUR −19.6m in 2006 to EUR −136.0m as a result of aircraft acquisitions and the purchase of long-term securities. Cash flow from financing activities in the first nine months fell by EUR 3.9m to EUR −249.4m by comparison with the previous year. Cash and cash equivalents fell by EUR 129.9m to EUR 386.2m compared to the balance sheet date of 31.12.2006, due to the acquisition of long-term securities. The shareholders' equity ratio rose in the first nine months to 26.2% (figure as at 31 December 2006: 24.5%).

Operating expenses reduced, productivity increased

Chief Financial Officer **Thomas Kleibl** said the following about the results: "The cancellation of our fuel-intensive, low-yield long-haul routes and focus on our core Central and East European business is producing really positive results in terms of the stability and profitability of our business model. With the upcoming strategic cooperation between Austrian and Lufthansa Technik, the company has firmly adopted a strategy of moving forward and safeguarding our location in the long term. Cooperation agreements are currently being worked out. Completion of the long-haul Airbus transfer has enabled us to take a fundamental step in our fleet adjustment strategy."

In the first nine months of the year, operating expenses fell by 4.9% to EUR 1,920.8m due to the lower production. Operating expenses in the third quarter fell by 6.4% to EUR 672.5m. Expenses on materials and services fell by 8.1% to EUR 1,174.1m in the first nine months of 2007. In addition to the reduction in variable expenses due to the route restructuring and removal of expenditure on retail goods due to the sale of TVW, the reduction in the cost of expenses on materials and services is chiefly due to the fall in fuel expenditure by 19.9% to EUR 332.0m. Expenses on materials and services fell by 9.6% to EUR 428.3m in the third quarter. Fuel expenditure also went down in the third quarter, despite the price of crude oil hitting a record high, falling by 23.7% to EUR 122.4m. The trend in the USD/EUR-exchange rate was in the opposite direction. Fuel surcharges were raised in September 2007 in order to compensate for the higher crude oil prices.

Productivity (measured in flight revenue per employee) increased by 3.7% in the first nine months of the year, due primarily to a combination of passenger growth on short- and medium-haul routes and a restrictive staffing policy. Due to salary increases by collective agreement and the conclusion of collective agreement negotiations with commercial-technical and flight staff, personnel expenditure increased by 1.3% to EUR 400.1m in the first nine months. The Group reported a reduction in expenditure in this area, of 1.7% to EUR 131.6m, for the third quarter. Depreciations fell to EUR 204.0m in the first nine months of the year (previous year: EUR 215.0m), essentially due to aircraft sales and the fact that an impairment of EUR 5.0m only fell due the previous year to meet the requirements of IAS 36 (Impairment). Influenced by the current advertising offensive, other expenses rose by 7.5% to EUR 142.6m in the first nine months of the year.

Traffic increase in focus regions continued, EBIT improved

In scheduled services, overall revenue fell from EUR 1,734.5m to EUR 1,706.7m in the first nine months. The EBIT improved to EUR 26.0m in the report period (comparison period previous year: EUR –3.0m).

Due to the reduction of 25.6% in capacity on **long-haul routes**, the number of passengers carried in the first nine months, at 999,877, fell by 14.2% compared to the previous year. Significantly stronger passenger growth on routes to the destinations of Bangkok, Beijing, Delhi and above all Mumbai compensated in part for the cancellation of routes to Australia and Shanghai. Due to the adjustment of the destination portfolio, the load factor rose by 3.3 percentage points to 82.4%. The rate of passenger growth in Business Class is an important development. Despite the route cancellations, the company succeeded in carrying the same number of Business Class passengers due to its strategy of expanding seating capacities and refurnishing the areas in question with comfortable lie-flat sleeper seats.

The trend on **short- and medium-haul** routes was extremely positive in the first nine months of the year. Due to the Group's ongoing policy of expanding its routes into Central and Eastern Europe, the number of passengers carried rose by 8.0% to 6,150,658. Eastern European destinations in the Russian Federation, Ukraine and Romania reported particularly strong rates of growth. An 8.4% expansion in capacity (measured in available seat kilometers) was offset by an increase in demand of 10.8%. As a result, the passenger load factor in the medium-haul segment of 67.9% rose slightly, by 1.5 percentage points, compared to the previous year. Demand (measured in passenger kilometers) was particularly strong in the regions of Central Asia, Central Europe, the Middle East, Scandinavia and South-Eastern Europe.

Revenue in the **charter segment** fell from EUR 228.9m to EUR 190.4m in the first nine months of the year, due primarily to production cutbacks and the loss of the charter business of Slovak Airlines. The EBIT in this segment, by contrast, improved to EUR 3.3m in the report period (previous year: EUR –0.4m). Despite the production cutbacks, the key destinations in

the charter segment remained Greece, Spain, Turkey and Egypt, with passenger volume to Egypt in the summer months increasing compared to the previous year. Long-haul destinations in the charter segment continued to be served on a selective basis only.

For the entire year 2007, the Austrian Airlines Group expects to see a reduction in capacity on long-haul routes of approximately 30% (measured in available seat kilometers), which should be offset in part by growth of around 10% in the short- and medium-haul segment. For 2007 an overall reduction in ASK around –15% is expected. Due to the structural effects of the change in the traffic mix and due to the increases in business class segments, the Group expects to see an increase in the yield.

Transfer of the Airbus A330 fleet finished

The three A330 previously in the commercial ownership of the Austrian Airlines Group have now been transferred to their new operator, Star Alliance partner TAP Air Portugal. The fourth A330, which was being operated under an operating lease, was returned to the lessor in September. This means the transfer of the A330 fleet is now complete. Of the two A340-300, one aircraft has already been leased to Star Alliance partner Swiss on a long-term basis, with the second aircraft expected to be leased in the fourth quarter.

Delivery of the final open order, for a B777-200ER, took place in January 2007. A number of other important steps have been taken since the beginning of the year in the course of the strategic fleet adjustment, as the last remaining Airbus A310, on a long-term lease since 1999, the final CRJ-100 and one B737-300 Classic, most recently used by Slovak Airlines, have been sold and transferred. There are no open aircraft orders currently in place.

Dr. Prisca Havranek-Kosicek, Investor Relations, Austrian Airlines AG, Tel.: +43 (0)5 1766 - 13311, Fax: +43 (0)5 1766 13899, e-mail: prisca.havranek-kosicek@austrian.com

Rückfragehinweis / For further information: Konzernkommunikation / Corporate Communications - AUSTRIAN AIRLINES GROUP : Livia DANDREA-BÖHM / Patricia STRAMPFER Tel: +43 (0) 51766 11231 / Fax: +43 (0) 1 688 65 26, mailto:livia.dandrea@austrian.com / mailto:patricia.strampfer@austrian.com, www.austrian.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines AG, Bereich Konzernkommunikation / Corporate Communications Division of the Austrian Airlines Group, Office Park 2 A-1300 Vienna-Airport, P.O.Box 100, Tel: +43 (0) 51766, mailto:public.relations@austrian.com

Die Angaben zur Offenlegung gemäß §§ 24 und 25 Mediengesetz sind unter www.austrian.com auffindbar / Please find further information concerning the disclosure according to §§ 24 and 25 Media Act on www.austrian.com

ad-07-23e (Q3-Ergebnis 2007).doc

Austrian

Austrian Airlines Group

Interim Report



January - September 2007

www.austrian.com

Austrian

Highlights

Restructuring measures in implementation

- Capacity expansion on short- and medium-haul routes (+8.4% ASK) in parallel with consolidation of long-haul routes
- Improvement in load factor: passenger load factor (scheduled) rises to 75.5% (+1.2P.)
- Short- and medium-haul scheduled segment compensates for reduction in long-haul routes
- Transfer of A330 fleet complete
- New destinations of Chicago, Bourgas, Tallinn and Astana
- Relocation to new Group Head Office at Vienna Airport
- EBIT in first nine months improves to EUR 33.3m following balanced EBIT in previous year

Key Figures

		1-9/2007	+/- % py	7-9/2007	+/- % py
Revenue	EURm	1,891.7	-4.1	687.6	-8.2
EBITDAR[1]	EURm	295.7	10.5	123.3	-4.3
EBITDAR[1] adjusted[2]	EURm	294.6	16.2	130.0	2.7
Result from operating activities (EBIT)	EURm	33.3	-	36.2	-11.7
Result from operating activities (EBIT) adjusted[2]	EURm	32.2	-	42.9	10.9
Net result for the period	EURm	20.6	-	29.2	-17.0
Cash flow from operating activities	EURm	252.5	-4.5	61.0	-11.8
Net Gearing	%	117.7	-	117.7	-
Earnings per share	EUR	0.26	-	0.35	-67.6
CVA	EURm	-50.0	41.8	20.1	1.0
Passengers carried (total)		8,348,412	-0.7	3,252,901	-4.8
Passenger load factor (scheduled service)	%	75.5	1.2P.	78.0	0.0P.
Employees (end of period)		7,980	-7.8	7,980	-7.8

1 Result from operating activities (EBIT) before associates, before depreciation and rentals
2 Adjusted by the result from the disposal of assets, other costs of the transfer of aircraft, foreign currency valuations at the reporting date and impairment of the value of aircraft

Investor Relations
Prisca Havranek-Kosicek
Tel.: +43 (0)5 1766 - 13311
Fax: +43 (0)5 1766 - 13899
E-Mail: investor.relations@austrian.com

Communications
Livia Dandrea-Böhm
Tel.: +43 (0)5 1766 - 11230
Fax: +43 (0)1 688 65 26
E-Mail: public.relations@austrian.com

Austrian Airlines Head Office
1300 Vienna-Airport, Office Park 2
Tel.: ++43 (0)5 1766 - 0
Fax: ++43 (0)5 1766 - 5000
Internet: http://www.austrian.com

A Word from the Board of Management

Dear Shareholders,

The third quarter of the transitional year of 2007 saw the Group report a positive upward trend once again. The successful capital increase completed the previous year and consistent implementation of a programme of strategic measures greatly increased the offensive strength of the company and provided a solid foundation for its new direction.

In the course of the restructuring process, the Group has reorganised its long-haul route network by cancelling unprofitable long-haul destinations and incorporating the destination of Chicago into its long-haul route network. The associated staff-related measures are in the course of being implemented. The transfer of the A330 fleet in the commercial ownership of the Group was completed successfully in the third quarter. In February the Group launched a hedging plan designed to partially hedge the price it pays for fuel. Despite this hedging, the oil price, which hit a record high of over USD 80 a barrel at the end of September, remains the most important external cost factor in the industry.

Despite the damaging effect on the result of the continuing high oil price level, the adjusted operating result for the third quarter of 2007 improved slightly compared to the same period the previous year. As a result of the restructuring, the financial year 2007 is a transitional year when the positive effects produced by the cancellation of unprofitable destinations have yet to fully impact on the operating result as it has not yet been possible to reduce the total remaining fixed costs. In view of the continuing positive trend, the Group is working on the assumption that the adjusted EBIT for 2007 as a whole will not turn out to be negative despite the high average fuel price level. At present the Austrian Airlines Group is striving to generate a profit that will justify its paying a dividend by 2009.

Austrian Technik is planning an operative and strategic partnership with Lufthansa Technik designed to produce fundamental cost benefits for both sides. The respective modalities of such a cooperation are currently being worked out. Passengers throughout the Group have had the opportunity to enjoy exclusive DO&CO inflight catering since June of this year, and the Austrian Airlines Group was recently presented with the 'Skytrax' World Airline Award 2007 for providing the world's best Business Class Catering. Since Austrian launched its web offensive in 2007, the Group has been offering passengers a far wider range of interactive services and tools, including Web Check-in with seat choice option, the interactive Online Travel Forum, and more offensive marketing of Austrian redticket on the website. Building on our quality and service offensive once again, we have now increased the amount of legroom provided in the Business Class sections of our Fokker fleet. The Austrian Airlines Group has provided all members of the Miles & More programme with HON Circle status with their own Lounge at Vienna Airport since July 2007.

By incorporating the new medium-haul destinations of Bourgas, Tallinn and Astana into the network, the company linked another three key East European economic centres to its Vienna transfer hub during the third quarter of 2007. The Group has also continued to focus strongly on developing its successful Focus East strategy by introducing frequency increases to eight cities in Eastern Europe in its winter schedule 2007. The Austrian Airlines Group currently offers passengers 45 destinations and almost 600 flights a week to Central and Eastern Europe. The cooperation with AiRUnion and wide-ranging codeshare agreements with Air China and Thai Airways round off the Group's overall strategic network expansion.

The former Chief Commercial Officer, Dr. Josef Burger, left the Austrian Airlines Group on 30 September 2007. The Supervisory Board has decided to extend the current Board of Management by two new members; the new positions are to be filled as quickly as possible.

The staff of the Austrian Airlines Group transferred to a new Head Office, now located directly at the Austrian hub of Vienna Airport Schwechat, in September 2007. A light, modern and friendly working climate has been created for employees using the new office, which makes the Austrian brand experience and corporate philosophy more perceptible than ever before. The consolidation of company divisions at Vienna Airport has produced considerable benefits, both internally for our staff and corporate procedures and externally in our cooperation with our business partners.

Alfred Ötsch, CEO

Thomas Kleibl, CFO

Result and Balance Sheet Analysis

The present quarterly financial report has been prepared according to the same accounting methods as the annual financial statement as at 31 December 2006. Due to the unsatisfactory capital situation at Slovak Airlines and failure to fulfil contractual obligations by the co-owner, it proved impossible to restructure this subsidiary company in the report period. The company was forced to apply for bankruptcy in March, and was deconsolidated on 31 March 2007. Subsidiary company Travel Value Wien was sold as at 1 January 2007 according to agreement.

Slovak Airlines deconsolidated

EURm	1-9/2007	1-9/2006	+/- %	7-9/2007	7-9/2006	+/- %
Revenue	1,891.7	1,971.7	-4.1	687.6	748.9	-8.2
Operating revenue	1,954.1	2,019.9	-3.3	708.7	759.6	-6.7
Operating expenses	-1,920.8	-2,019.9	4.9	-672.5	-718.6	6.4
EBITDAR[1]	295.7	267,6	10.5	123.3	128,9	-4.3
EBITDAR[1] adjusted[2]	294.6	253,5	16.2	130.0	126,6	2.7
Result from operating activities (EBIT)	33.3	0.0	-	36.2	41.0	-11.7
Result from operating activities (EBIT) adjusted[2]	32.2	-9.1	-	42.9	38.7	10.9
Financial result	-25.6	-34.0	24.7	-7.0	-5.8	-20.7
Result before tax	7.7	-34.0	-	29.2	35.2	-17.0
Result from continuing operations	7.7	-35.5	-	29.2	35.2	-17.0
Net result for the period	20.6	-25.8	-	29.2	35.2	-17.0

1 Result from operating activities (EBIT) before associates, before depreciation and rentals
2 Adjusted by the result from the disposal of assets, other costs of the transfer of aircraft, foreign currency valuations at the reporting date and impairment of the value of aircraft

Result situation

Q3 EBIT: EUR 36.2m

It proved possible to improve the EBIT from a balanced figure last year to EUR 33.3m in the first nine months of 2007. This was primarily due to the reduction in expenditure produced by the cancellation of fuel-intensive, low-yield long-haul routes. The EBIT adjusted for exceptionals of EUR 32.2m increased significantly, by EUR 41.3m, compared to the previous year. The EBIT fell by EUR 4.8m to EUR 36.2m in the third quarter, while the adjusted EBIT improved by EUR 4.2m to EUR 42.9m.

Revenue and operating revenue

Q3 flight revenue: -7.1%

While an increase in flight revenue in the medium-haul segment compensated in part for the reduction in revenue produced by long-haul routes, the cutbacks in capacity caused falls in freight revenue and revenue from charter traffic. As a result, flight revenue overall fell by 2.6% in the first nine months of 2007 compared to the same period last year, reaching EUR 1,822.6m. Flight revenue in the third quarter fell by 7.1% to EUR 662.4m, due primarily to the long-haul redimensioning. Freight revenue fell by 14.3% to EUR 102.3m in the first nine months of the year. A fall in revenue from other services following the sale of TVW and the reduction in flight revenue also brought operating revenue down by 3.3% to EUR 1,954.1m for the first nine months of the year. Operating revenue fell by 6.7% to EUR 708.7m in the third quarter.

Operating Expenses

EURm	1-9/2007	1-9/2006	+/- %	7-9/2007	7-9/2006	+/- %
Expenses for materials and services	1,174.1	1,277.3	-8.1	428.3	473.9	-9.6
of which aircraft fuel	332.0	414.4	-19.9	122.4	160.4	-23.7
Personnel expenses	400.1	394.9	1.3	131.6	133.9	-1.7
Depreciation and amortisation	204.0	215.0	-5.1	66.0	69.8	-5.4
Other expenses	142.6	132.7	7.5	46.6	41.0	13.7
Operating expenes	1,920.8	2,019.9	-4.9	672.5	718.6	-6.4

Q3 fuel expenditure: -23.7%

In the first nine months of the year, operating expenses fell by 4.9% to EUR 1,920.8m due to the lower production. Operating expenses in the third quarter fell by 6.4% to EUR 672.5m. Expenses on materials and services fell by 8.1% to EUR 1,174.1m in the first nine months of 2007. In addition to the reduction in variable expenses due to the route restructuring and removal of expenditure on retail goods due to the sale of TVW, the reduction in the cost of expenses on materials and services is chiefly due to the fall in fuel expenditure by 19.9% to EUR 332.0m. Expenses on materials and services fell by 9.6% to EUR 428.3m in the third quarter. Fuel expenditure also went down in the third quarter, despite the price of crude oil hitting a record high, falling by 23.7% to EUR 122.4m. The trend in the USD/EUR-exchange rate was in the opposite direction. Fuel surcharges were raised in September 2007 in order to compensate for the higher crude oil prices.

Productivity (measured in flight revenue per employee) increased by 3.7% in the first nine months of the year, due primarily to a combination of passenger growth on short- and medium-haul routes and a restrictive staffing policy. Due to salary increases by collective agreement and the conclusion of collective agreement negotiations with commercial-technical and flight staff, personnel expenditure increased by 1.3% to EUR 400.1m in the first nine months. The Group reported a reduction in expenditure in this area, of 1.7% to EUR 131.6m, for the third quarter. Depreciations fell to EUR 204.0m in the first nine months of the year (previous year: EUR 215.0m), essentially due to aircraft sales and the fact that an impairment of EUR 5.0m only fell due the previous year to meet the requirements of IAS 36 (Impairment). Influenced by the current advertising offensive, other expenses rose by 7.5% to EUR 142.6m in the first nine months of the year.

Assets situation and cash flow

Cash flow from operating activities: 1-9/07: EUR 252.5m

At EUR 252.5m, cash flow from operating activities in the first nine months of 2007 was slightly below its level for the previous year of EUR 264.3m. This was due to lower increases in working capital. Cash flow fell from EUR 69.2m to EUR 61.0m in the third quarter.

Cash flow from investing activities rose in the first nine months from EUR -19.6m in 2006 to EUR -136.0m as a result of aircraft acquisitions and the purchase of long-term securities. Cash flow from financing activities in the first nine months fell by EUR 3.9m to EUR -249.4m by comparison with the previous year. Cash and cash equivalents fell by EUR 129.9m to EUR 386.2m compared to the balance sheet date of 31.12.2006, due to the acquisition of long-term securities. The shareholders' equity ratio rose in the first nine months to 26.2% (figure as at 31 December 2006: 24.5%).

Fleet

B777-200ER taken over

Delivery of the final open order, for a B777-200ER, took place in January 2007. A number of other important steps have been taken since the beginning of the year in the course of the strategic fleet adjustment, as the last remaining Airbus A310, on a long-term lease since 1999, the final CRJ-100 and one B737-300 Classic, most recently used by Slovak Airlines, have been sold and transferred. The three A330 previously in the commercial ownership of the Austrian Airlines Group have now been transferred to their new operator, Star Alliance partner TAP Air Portugal. The fourth A330, which was being operated under an operating lease, was returned to the lessor in September. This means the transfer of the A330 fleet is now complete. Of the two A340-300, one aircraft has already been leased to Star Alliance partner Swiss on a long-term basis, with the second aircraft expected to be leased in the fourth quarter. In the course of the consistently pursued reduction in capacity no longer necessary and the fleet adjustment, one Boeing B737-600, one Dash-8/300 (with purchase agreement) and three Embraer 145 were being leased outside the Austrian Airlines Group at end-June 2007. There are no open aircraft orders currently in place.

Segments

Under IFRS, the business segments of the Austrian Airlines Group are divided into the individual segments of scheduled, charter and complementary services.

	1-9/2007					7-9/2007				
EURm	Sche-duled	Charter	Comple-men-tary services	Consoli-dation	Total	Sche-duled	Charter	Comple-men-tary services	Consoli-dation	Total
External sales	1,635.2	187.4	69.1	-	1,891.7	570.1	92.3	25.2	-	687.6
Intercompany sales	71.5	3.0	136.5	-211.0	-	31.8	1.0	50.3	-83.1	-
Revenue	1,706.7	190.4	205.6	-211.0	1,891.7	601.9	93.3	75.5	-83.1	687.6
Other income	54.2	6.3	1.9	-	62.4	17.5	3.0	0.6	-	21.1
Operating revenue	1,760.9	196.7	207.5	-211.0	1,954.1	619.4	96.3	76.1	-83.1	708.7
Operating expenses	1,734.9	193.4	203.5	-211.0	1,920.8	588.5	92.5	74.6	-83.1	672.5
EBITDAR[1]	259.2	31.7	4.8	-	295.7	105.0	16.3	2.0	-	123.3
EBIT	26.0	3.3	4.0	-	33.3	30.9	3.8	1.5	-	36.2

1 Result from operating activities (EBIT) before associates, before depreciation and rentals

EURm	1-9/2006 Sche-duled	Charter	Comple-men-tary services	Consoli-dation	Total	7-9/2006 Sche-duled	Charter	Comple-men-tary services	Consoli-dation	Total
External sales	1,645.9	226.3	99.5	-	1,971.7	598.0	115.3	35.6	-	748.9
Intercompany sales	88.6	2.6	113.1	-204.3	-	37.9	1.0	39.7	-78.6	-
Revenue	1,734.5	228.9	212.6	-204.3	1,971.7	635.9	116.3	75.3	-78.6	748.9
Other income	40.2	5.5	2.5	-	48.2	8.1	2.1	0.5	-	10.7
Operating revenue	1,774.7	234.4	215.1	-204.3	2,019.9	644.0	118.4	75.8	-78.6	759.6
Operating expenses	1,777.7	234.8	211.7	-204.3	2,019.9	608.5	114.1	74.6	-78.6	718.6
EBITDAR[1]	230.1	33.1	4.4	-	267.6	109.0	18.4	1.5	-	128.9
EBIT	-3.0	-0.4	3.4	-	0.0	35.5	4.3	1.2	-	41.0

1 Result from operating activities (EBIT) before associates, before depreciation and rentals

In **scheduled services**, overall revenue fell from EUR 1,734.5m to EUR 1,706.7m in the first nine months. The EBIT improved to EUR 26.0m in the report period (comparison period previous year: EUR -3.0m).

Long-haul load factor 1-9/07: +3.3%P.

Due to the reduction of 25.6% in capacity on *long-haul routes*, the number of passengers carried in the first nine months, at 999,877, fell by 14.2% compared to the previous year. Significantly stronger passenger growth on routes to the destinations of Bangkok, Beijing, Delhi and above all Mumbai compensated in part for the cancellation of routes to Australia and Shanghai. Due to the adjustment of the destination portfolio, the load factor rose by 3.3 percentage points to 82.4%. The rate of passenger growth in Business Class is particularly worth a mention here; despite the route cancellations, the company succeeded in carrying the same number of Business Class passengers due to its strategy of expanding seating capacities and refurnishing the areas in question with comfortable lie-flat sleeper seats.

Medium-haul passengers 1-9/07: +8.0%

The trend on *short- and medium-haul routes* was extremely positive in the first nine months of the year. Due to the Group's ongoing policy of expanding its routes into Central and Eastern Europe, the number of passengers carried rose by 8.0% to 6,150,658. Eastern European destinations in the Russian Federation, Ukraine and Romania reported particularly strong rates of growth. An 8.4% expansion in capacity (measured in available seat kilometers) was offset by an increase in demand of 10.8%. As a result, the passenger load factor in the medium-haul segment of 67.9% rose slightly, by 1.5 percentage points, compared to the previous year. Demand (measured in passenger kilometers) was particularly strong in the regions of Central Asia, Central Europe, the Middle East, Scandinavia and South-Eastern Europe.

Charter: reduction in capacity

Revenue in the **charter segment** fell from EUR 228.9m to EUR 190.4m in the first nine months of the year, due primarily to production cutbacks and the loss of the charter business of Slovak Airlines. The EBIT in this segment, by contrast, improved to EUR 3.3m in the report period (previous year: EUR -0.4m).

Traffic Statistics (Scheduled and Charter traffic)

		1-9/2007	1-9/2006	+/- %	7-9/2007	7-9/2006	+/- %
Revenue passenger km (RPK)	(000)	15,699,918	18,070,493	-13.1	5,736,515	7,040,215	-18.5
Scheduled		13,448,477	15,121,892	-11.1	4,649,182	5,587,272	-16.8
Long Haul		7,668,177	9,905,208	-22.6	2,460,715	3,605,534	-31.8
Short/Medium Haul		5,780,300	5,216,685	10.8	2,188,467	1,981,738	10.4
Charter		2,251,441	2,948,601	-23.6	1,087,333	1,452,943	-25.2
Available seat km (ASK)	(000)	20,642,174	24,132,040	-14.5	7,248,254	8,880,067	-18.4
Scheduled		17,821,026	20,374,697	-12.5	5,958,640	7,159,507	-16.8
Long Haul		9,306,942	12,516,893	-25.6	2,918,008	4,323,835	-32.5
Short/Medium Haul		8,514,084	7,857,804	8.4	3,040,633	2,835,672	7.2
Charter		2,821,148	3,757,343	-24.9	1,289,614	1,720,560	-25.0
Passenger load faktor	(%)	76.1	74.9	1.2P.	79.1	79.2	-0.1P.
Scheduled		75.5	74.3	1.2P.	78.0	78.0	0.0P.
Long Haul		82.4	79.1	3.3P.	84.3	83.4	0.9P.
Short/Medium Haul		67.9	66.4	1.5P.	72.0	69.9	2.1P.
Charter		79.8	78.5	1.3P.	84.3	84.4	-0.1P.
Passengers carried		8,348,412	8,405,499	-0.7	3,252,901	3,417,752	-4.8
Scheduled		7,150,535	6,860,524	4.2	2,608,979	2,551,260	2.3
Long Haul		999,877	1,165,529	-14.2	334,509	431,764	-22.5
Short/Medium Haul		6,150,658	5,694,995	8.0	2,274,470	2,119,496	7.3
Charter		1,197,877	1,544,975	-22.5	643,922	866,492	-25.7
Block hours		248,717	265,061	-6.2	88,043	96,656	-8.9
Sector flights		125,048	127,795	-2.1	44,549	46,660	-4.5
RTK	(000)	1,994,576	2,337,490	-14.7	709,314	882,781	-19.6
ATK	(000)	2,681,728	3,232,929	-17.0	920,882	1,181,631	-22.1
Overall load factor	(%)	74.4	72.3	2.1P.	77.0	74.7	2.3P.
Total tons		112,599	127,192	-11.5	37,148	43,526	-14.7

The countries of Greece, Spain and Turkey were hit particularly hard by the reduction in capacity in the first nine months. Despite the production cutbacks, the key destinations in the charter segment remained Greece, Spain, Turkey and Egypt, with passenger volume to Egypt in the summer months increasing compared to the previous year. Long-haul destinations in the charter segment continued to be served on a selective basis only.

Due to a range of factors including the effects of the TVW sale, revenue in the **complementary services** segment (which includes mainly third-party handling, technical services and aircraft leasing) fell by EUR 7.0m to EUR 205.6m in the first nine months of 2007. The EBIT totalled EUR 4.0m (previous year: EUR 3.4m).

Outlook

For 2007, the Austrian Airlines Group expects to see a reduction in capacity on long-haul routes of approximately 30% (measured in available seat kilometers), which should be offset in part by growth of around 10% in the short- and medium-haul segment (overall reduction in ASK around –15%). Due to the structural effects of the change in the traffic mix, the Group expects to see an increase in the yield.

2007 a transitional year

Due to the restructuring, the financial year 2007 is a transitional year in which the positive effects of cancelling unprofitable destinations have yet to fully impact the operating result, as it has not yet been possible to reduce the total remaining fixed costs. In view of the continuing positive trend, the Group is working on the assumption that the adjusted EBIT for 2007 as a whole will not turn out to be negative despite the high average fuel price level. At present, the Austrian Airlines Group is striving to generate a profit that will justify its paying a dividend by 2009.

Austrian Airlines on the Capital Market

The Austrian Airlines share price

Share price trend

Following the capital increase successfully completed in December 2006, the Austrian Airlines share price reported a significant increase from its year-end price of EUR 7.34 as at 28 December 2006, rising to EUR 12.31 on 11 April 2007. This was its highest level for many years. After experiencing some sideways movement in early summer, the share price lost ground due to the continuing high oil price and a softening in financial markets, and was trading at EUR 7.10 on 28 September 2007. Austrian Airlines shares were accepted back into the ATX, the leading share index of the Vienna Stock Exchange, in September 2007.

Investor Relations

Transparent communication

The Investor Relations strategy of the Austrian Airlines Group is designed to provide the financial community with a wide range of different types of information, complete openness and transparency. The company's active dialogue with all capital market players continued in the report period at a number of international events. The Annual Result 2006 was presented to analysts and the media on 7 March 2007. The Annual General Meeting was held on 4 May 2007. With completion of the transfer of Austrian Airlines Head Office to Vienna Airport in September 2007, not only did the Group's business address change, but also the official title of the company, becoming "Austrian Airlines AG". Interested investors can access an extensive range of information surrounding the company at www.austrian.com.

Financial Calendar 2008

Publication of Annual Result 2007	13 March 2008
Publication of result, 1st Quarter 2008	24 April 2008
Annual General Meeting	7 May 2008
Publication of result, 1st Half-year 2008	24 July 2008
Publication of result, 3rd Quarter 2008	28 October 2008

Key figures for investors

		1-9/2007	1-9/2006	+/- %	7-9/2007	7-9/2006	+/- %
„Reuters code"		AUAV.VI					
Share price High	EUR	12.31	9.17	34.2	10.40	7.32	42.1
Share price Low	EUR	6.90	6.21	11.1	6.90	6.22	10.9
Share price (end of period)	EUR	7.10	7.27	-2.3	7.10	7.27	-2.3
Market capitilisation (end of period)	EURm	608.3	247.2	-	608.3	247.2	-
Turnover on Vienna Stock Exchange	EURm	1,311.9	171.6	-	283.0	36.6	-

Employees

	1-9/2007	1-9/2006	+/- %	7-9/2007	7-9/2006	+/- %
Average[1]	8,094	8,618	-6.1	8,005	8,736	-8.4
End of period[1]	7,980	8,655	-7.8	-	-	-

1 Inclusive employees currently in training and similar

Unaudited Consolidated Financial Statements

Consolidated Income Statement for January – September 2007

EURm	Notes	1-9/2007	1-9/2006	+/- %	7-9/2007	7-9/2006	+/- %
Continuing operations							
Flight revenue	4	1,822.6	1,872.2	-2.6	662.4	713.3	-7.1
Other revenue		69.1	99.5	-30.6	25.2	35.6	-29.2
Revenue		1,891.7	1,971.7	-4.1	687.6	748.9	-8.2
Changes in inventories		1.8	4.4	-59.1	0.9	1.6	-43.8
Result from disposal of non-current assets		8.8	-1.5	-	2.4	-0.2	-
Other Income		51.8	45.3	14.3	17.8	9.3	91.4
Operating revenue		1,954.1	2,019.9	-3.3	708.7	759.6	-6.7
Expenses for materials and services	5	-1,174.1	-1,277.3	8.1	-428.3	-473.9	9.6
Personnel expenses		-400.1	-394.9	-1.3	-131.6	-133.9	1.7
Depreciation and amortisation		-204.0	-215.0	5.1	-66.0	-69.8	5.4
Other expenses		-142.6	-132.7	-7.5	-46.6	-41.0	-13.7
Operating expenses		-1,920.8	-2,019.9	4.9	-672.5	-718.6	6.4
Result from operating activities (EBIT) before associates		33.3	0.0	-	36.2	41.0	-11.7
Share of results in associates		0.3	0.1	-	0.9	1.8	-50.0
Financial expenses		-49.2	-56.4	12.8	-16.3	-19.7	17.3
Financial income		26.8	25.4	5.5	10.5	10.8	-2.8
Other financial expenses and income		-3.5	-3.1	-12.9	-2.1	1.3	-
Financial result		-25.6	-34.0	24.7	-7.0	-5.8	-20.7
Result before tax		7.7	-34.0	-	29.2	35.2	-17.0
Income taxes		-	-1.5	-	-	-	-
Result from continuing operations		7.7	-35.5	-	29.2	35.2	-17.0
Discontinued operation **Result from operations held for sale**	11	12.9	9.7	33.0	-	-	-
Net result for the period		20.6	-25.8	-	29.2	35.2	-17.0
Attributable to: Shareholders of Austrian Airlines AG		21.7	-25.0	-	29.1	34.9	-16.6
Minority interests		-1.1	-0.8	-37.5	0.1	0.3	-66.7
Earnings per share		EUR 0.26	EUR -0.77	-	EUR 0.35	EUR 1.08	-67.6
Earnings per share diluted		EUR 0.26	EUR -0.77	-	EUR 0.35	EUR 1.08	-67.6
Earnings per share from continuing operations		EUR 0.11	EUR -1.08	-	EUR 0.35	EUR 1.08	-67.6
Earnings per share diluted from continuing operations		EUR 0.11	EUR -1.08	-	EUR 0.35	EUR 1.08	-67.6

The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Income Statement.

Austrian

Consolidated Balance Sheet as of 30 September 2007

Assets

EURm	Notes	30.9.2007	31.12.2006	+/- %	30.9.2006	+/- %
Intangible assets	7	16.1	19.3	-16.6	21.9	-26.5
Aircrafts	7	1,955.2	2,133.2	-8.3	2,196.3	-11.0
Other tangible assets	7	59.8	57.9	3.3	56.4	6.0
Investments in associates using the equity method		13.1	12.8	2.3	12.8	2.3
Securities and loans	8	245.8	98.9	-	157.4	56.2
Other non-current assets		30.0	31.1	-3.5	44.1	-32.0
Deferred tax assets		94.7	95.8	-1.1	95.9	-1.3
Non-current assets		2,414.7	2,449.0	-1.4	2,584.8	-6.6
Inventories	9	49.2	49.8	-1.2	53.4	-7.9
Trade receivables		174.0	152.8	13.9	229.4	-24.1
Other current assets		41.4	27.4	51.1	61.8	-33.0
Cash and cash equivalents	3	386.2	516.1	-25.2	126.8	-
Long-term assets of disposal group classified as held for sale	11	-	13.6	-	9.8	-
Current assets		650.8	759.7	-14.3	481.2	35.2
Total assets		3,065.5	3,208.7	-4.5	3,066.0	-

Shareholders' equity and liabilities

Issued share capital		257.0	257.0	-	247.2	4.0
Reserves and accumulated results		545.5	526.1	3.7	291.7	87.0
Equity attributable to shareholders of Austrian Airlines AG		802.5	783.1	2.5	538.9	48.9
Minority interests		1.9	1.7	11.8	1.7	11.8
Shareholders' equity		804.4	784.8	2.5	540.6	48.8
Provisions	10	312.3	314.1	-0.6	280.9	11.2
Interest-bearing liabilities	12	1,036.3	1,267.1	-18.2	1,186.4	-12.7
Other liabilities		13.9	23.0	-39.6	32.3	-57.0
Non-current liabilities		1,362.5	1,604.2	-15.1	1,499.6	-9.1
Provisions		170.1	179.6	-5.3	226.5	-24.9
Interest-bearing liabilities	12	296.8	264.9	12.0	411.9	-27.9
Income tax liabilities		2.9	3.4	-14.7	3.4	-14.7
Other liabilities		428.8	367.9	16.6	380.7	12.6
Liabilities directly associated with the long-term assets classified as held for sale	11	-	3.9	-	3.3	-
Current liabilities		898.6	819.7	9.6	1,025.8	-12.4
Total shareholders' equity and liabilities		3,065.5	3,208.7	-4.5	3,066.0	-

The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Balance Sheet.

Statement of Changes in Shareholders' Equity
1 January 2006 to 30 September 2007

EURm	Issued share capital	Reserves: Capital reserves	Reserves: Currency translation	Reserves: Reserve according to IAS 39	Reserves: Shares owned by the company	Accumulated losses/ profits	Equity attributable to schareholders of Austrian Airlines AG	Minority interests	Shareholders' equity
As at 1.1.2006	247.2	24.7	0.1	0.6	-14.8	306.3	564.1	1.5	565.6
Currency differences							-		-
Valuation investments							-		-
Other changes from hedging instruments							-		-
Other changes from defferred taxes							-		-
Other changes			-0.1			-0.1	-0.2	1.0	0.8
Total sums not affecting the operating result	-	-	-0.1	-	-	-0.1	-0.2	1.0	0.8
Net result for the year						-25.0	-25.0	-0.8	-25.8
Total result for the year	-	-	-0.1	-	-	-25.1	-25.2	0.2	-25.0
As at 30.9.2006	247.2	24.7	-	0.6	-14.8	281.2	538.9	1.7	540.6
As at 1.1.2007	257.0	203.8	-0.4	1.6	-14.8	335.9	783.1	1.7	784.8
Currency differences			0.8				0.8		0.8
Valuation investments				-5.3			-5.3		-5.3
Other changes from hedging instruments				4.9			4.9		4.9
Other changes from defferred taxes				-0.8			-0.8		-0.8
Other changes		-1.2					-1.2	1.3	0.1
Total sums not affecting the operating result	-	-1.2	0.8	-1.2	-	-	-1.6	1.3	-0.3
Net result for the year						21.7	21.7	-1.1	20.6
Total result for the year	-	-1.2	0.8	-1.2	-	21.7	20.1	0.2	20.3
Cost of capital increase		-0.7					-0.7		-0.7
As at 30.9.2007	257.0	201.9	0.4	0.4	-14.8	357.6	802.5	1.9	804.4

Austrian

Consolidated Cash Flow Statement for January - September 2007

EURm	Notes	1-9/2007	1-9/2006	+/- %	7-9/2007	7-9/2006	+/- %
Result before tax		7.7	-34.0	-	29.2	35.2	-17.0
Depreciation and amortisation		204.0	215.0	-5.1	66.0	69.8	-5.4
Result from disposal of non-current assets		0.8	5.2	-84.6	-0.3	4.9	-
Share of results in associates		-0.3	-0.1	-	-0.9	-1.8	50.0
Financial expenses		49.2	56.4	-12.8	16.3	19.7	-17.3
Financial income		-26.7	-25.4	-5.1	-10.4	-10.8	3.7
Increase/decrease in inventories		0.6	4.5	-86.7	-3.7	5.0	-
Increase/decrease in receivables and other assets		-20.5	-45.2	54.6	-15.3	-33.6	54.5
Increase/decrease in provisions		-11.3	73.3	-	-31.9	21.6	-
Increase/decrease in other liabilities		52.5	30.9	69.9	9.2	-39.2	-
Foreign currency results		-3.0	-14.6	79.5	2.8	-1.4	-
Income taxes paid		-0.5	-1.7	70.6	-	-0.2	-
Cash flow from operating activities		252.5	264.3	-4.5	61.0	69.2	-11.8
Purchase of tangible and intangible assets		-154.1	-141.1	-9.2	-22.0	-21.8	-0.9
Proceeds of securities, other loans and equity interests		13.0	104.7	-87.6	-	37.2	-
Purchase of securities and other loans		-151.3	-34.7	-	-27.2	-27.2	-
Purchase from subsidiaries minus cash and cash equivalents		-0.4	-3.2	87.5	-	-3.2	-
Proceeds from disposal of non-current assets		135.2	38.0	-	66.0	-0.3	-
Financial income received		21.6	16.7	29.3	8.7	5.9	47.5
Cash flow from investing activities		-136.0	-19.6	-	25.5	-9.4	-
Capital increase		-0.7	-	-	-	-	-
Borrowing of interst-bearing liabilities		82.3	103.8	-20.7	-	22.1	-
Payment of interest-bearing liabilities		-281.2	-301.2	6.6	-69.2	-116.9	40.8
Financial expenses paid		-49.8	-55.9	10.9	-14.8	-20.5	27.8
Cash flow from financing activities		-249.4	-253.3	1.5	-84.0	-115.3	27.1
Increase/decrease of cash and cash equivalents	3	-132.9	-8.6	-	2.5	-55.5	-
Foreign currency results		3.0	14.6	-79.5	-2.8	1.4	-
Cash and cash equivalents at beginning of period	3	516.1	120.8	-	386.5	180.9	-
Cash and cash equivalents at end of period	3	386.2	126.8	-	386.2	126.8	-

The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Cash Flow Statement.

Notes

General

In its domestic market of Austria, the Austrian Airlines Group is the market leader in terms of passenger volume handled. It covers all sectors of the aviation industry. The commercial sectors of the Group's operative airlines include scheduled and charter services, the transportation of cargo and airmail and the performance of technical and handling services for other airlines.

The seat of the company is Vienna, the headquarters is located at Office Park 2, 1300 Vienna-Airport. The company appears in the commercial register in Vienna under FN 111000k. Shares in the company are traded publicly on the ATX of the Vienna Stock Exchange.

This consolidated financial statement with the undersigned date was drawn up and authorised for publication by the Board of Management.

1 Preparation of financial statements and accounting standards

Preparation of financial statements

This Interim Report was drawn up in accordance with the IFRS regulation for the preparation of interim reports (IAS 34, "Interim Financial Reporting"). The Interim Report, including the respective Notes to the Accounting Principles, Segment Reporting, Consolidated Income Statement, Balance Sheet and other financial information does not contain the complete information necessary to compile an annual report. This Interim Report should therefore be read in connection with the Consolidated Financial Statement 2006 subject to IFRS requirements and the explanations by the company contained therein.

In consolidated financial statements, it is necessary to make certain estimates and assumptions, which can have an influence on the assets and liabilities shown in the balance sheet, the statement of other obligations on the balance sheet date and the reporting of revenue and expenditure for the report period. Assumptions and estimates are primarily applied when determining the useful life of the value of assets and forming provisions for legal proceedings, pensions and other guarantees of performance and guarantees. It is possible that the actual amounts may vary from such estimates used.

These consolidated financial statements to 30.9.2007 and 30.9.2006 contain the statements of Austrian Airlines AG and its subsidiaries (in short, the 'Austrian Airlines Group'). Due to the unsatisfactory capital situation at Slovak Airlines and failure to fulfil contractual obligations by the co-owner of the company, it proved impossible to restructure this subsidiary company in the report period. The company was forced to apply for bankruptcy in March, and has been deconsolidated as at 31 March. The consolidated financial statements have been prepared in millions of euros. Any errors in aggregation are the result of rounding up to the next whole number. The results published in this statement cannot necessarily be classified as indicators of the expected result for the financial year 2007.

Accounting standards

The accounting standards chosen are consistent with previous years, with the exception of the newly applicable standards, although application of these had no effect on the assets, finance and revenue of the Austrian Airlines Group.

Stock Option Plan

Two Stock Option Plans were in place at the company as at 30.9.2007. In the Plan agreed in mid-2002 and with a term running until 2008, options were granted to members of the Board of Management of Austrian Airlines at the time, Divisional Managers and Departmental Managers reporting directly to a member of the Board of Management and Managing Directors of Lauda Air and Tyrolean, subject to payment of an own investment. Two prerequisites exist for the exercising of options in this Plan: firstly, an increase of 50% in the share price at the time options are exercised compared to the average closing price of the Austrian Airlines share on the Vienna Stock Exchange in the month of October 2001 (base price EUR 7.02) for the duration of 30 trading days in the year prior to the exercising; and secondly, the achievement of positive "Cash Value Added". As no positive Cash Value Added had been achieved as at 30.9.2007, no options in this Plan were exercised, and no options have lapsed. Owing to the fact that this Plan was introduced before 7.11.2002, the regulations of IFRS 2 have not been applied, and no provisions have been formed.

In the spring of 2007, the Stock Option Plan 2007 (SOP 2007) was authorised by the Supervisory Board of Austrian Airlines. Those entitled to participate in this Plan – the prerequisite being payment of an appropriate own investment – are members of the Board of Management, Divisional Managers and authorised signatories of Austrian Airlines, and the Managing Directors and authorised signatories of Lauda Air and Tyrolean Airways. This Plan consists of five annual stages. The prerequisites for exercising the first stage are a rate increase of 20% or above on the base price in May 2007, which is EUR 10.94, which must be achieved on at least ten successive trading days, and – cumulatively to the price increase – an EPS (Earnings Per Share) of EUR 0.3 or above per share if the options are exercised by 31.12.2009, or EUR 1.0 or above per share if the options are exercised between 1.1.2010 and 31.5.2010. A price increase of 15% or above on the respective base prices from May 2008 and an EPS of EUR 1.0 are necessary as cumulative prerequisites to exercise the subsequent stages from May 2008. The Supervisory Board can increase the amount of EPS from the third stage onwards. Since the conditions of participation also provide for the possibility of payment in cash rather than options, an actuarial valuation of the obligation resulting from SOP 2007 was carried out by an actuary, as provided for in IFRS 2, and the resultant personnel expenses limited pro rata temporis from the beginning of June 2007 onwards.

Currency conversion

The foreign exchange gains achieved in the first three quarters of 2007 (EUR 3.0m) and in the first three quarters of 2006 (EUR 14.6m) are included in Other revenue.

Currency conversion	1-9/2007		1-9/2006	
EUR	Market price on reporting date	Average	Market price on reporting date	Average
USD	1.4179	1.3515	1.2660	1.2499
JPY	163.55	161.16	149.34	144.65
CHF	1.6601	1.6406	1.5881	1.5704
GBP	0.6968	0.6780	0.6777	0.6854
SKK	33.877	33.907	37.385	37.641

2 Seasonality of aviation business

Due to the seasonal nature of the aviation industry, results are traditionally worse in the first and fourth quarters of the calendar year, while higher revenue and results are achieved in the second and third quarters. Greater passenger volumes during the holiday season in summer in Europe are the decisive factor in producing this higher revenue.

3 Cash and cash equivalents

The following cash and cash equivalents were incorporated into the financial resources fund when drawing up the Consolidated Cash Flow Statement for the Interim Report:

EURm	30.9.2007	31.12.2006	+/- %	30.9.2006	+/- %
Bank deposits and cash stocks	44.9	37.2	20.7	43.2	3.9
Fixed deposits	341.3	478.9	-28.7	83.6	-
Total cash on hand and at bank according to Consolidated Balance Sheet	386.2	516.1	-25.2	126.8	-
Bank deposits and cash stocks in investments specified for disposal	-	6.4	-	3.2	-
	386.2	**522.5**	**-26.1**	**130.0**	-

4 Flight revenue

Flight revenue by type of service

EURm		1-9/2007	1-9/2006	+/- %	7-9/2007	7-9/2006	+/- %
Scheduled	Passengers	1,520.2	1,512.5	0.5	531.9	552.0	-3.6
	Excess baggage	7.2	7.2	-	2.6	2.8	-7.1
	Cargo	102.3	119.4	-14.3	34.0	40.8	-16.7
	Airmail	5.5	6.8	-19.1	1.7	2.4	-29.2
Scheduled Total		1,635.2	1,645.9	-0.7	570.2	598.0	-4.6
Charter		187.4	226.3	-17.2	92.2	115.3	-20.0
		1,822.6	**1,872.2**	**-2.6**	**662.4**	**713.3**	**-7.1**

5 Expenses for materials and services

EURm	1-9/2007	1-9/2006	+/- %	7-9/2007	7-9/2006	+/- %
Aircraft fuel	332.0	414.4	-19.9	122.4	160.4	-23.7
Landing and handling charges	200.0	210.3	-4.9	71.5	75.7	-5.5
En route charges	87.1	95.9	-9.2	31.3	35.4	-11.6
Aircraft parts	20.2	18.3	10.4	8.6	6.0	43.3
Subcontracted aircraft	57.4	50.4	13.9	20.4	16.9	20.7
Travel expenses of crew	22.5	25.6	-12.1	7.3	8.8	-17.0
Long-term aircraft lease	13.3	14.0	-5.0	4.9	4.5	8.9
Short-term aircraft lease (ground transports, Blocked Space Agreements, etc.)	45.0	38.6	16.6	16.2	13.6	19.1
Expenditures on commissions	91.0	99.6	-8.6	31.7	33.1	-4.2
Passenger servicing	90.4	78.7	14.9	34.2	30.6	11.8
Passenger landing charges	150.9	148.6	1.5	57.4	58.7	-2.2
Expenditure on reservation systems	43.3	41.8	3.6	15.3	15.5	-1.3
Merchandise for resale	2.6	20.8	-87.5	1.0	7.7	-87.0
Other passenger related expenses	18.4	20.3	-9.4	6.1	7.0	-12.9
	1,174.1	**1,277.3**	**-8.1**	**428.3**	**473.9**	**-9.6**

6 Segment reporting

The primary reporting format by strategic business segment for the first three quarters of 2007 and the first three quarters of 2006 is presented and explained in the Management Report section of this Interim Report.

7 Intangible assets, aircraft and other tangible assets

EURm	Intangible assets	Aircraft, reserve engines, spare parts and equipment, advance payments	Other tangible assets	Total
Book value				
Balance 1.1.2007	19.3	2,133.2	57.9	2,210.4
Additions	2.7	141.2	10.2	154.1
Disposals	-	129.1	0.3	129.4
Depreciation charge for the year scheduled	5.9	190.1	8.0	204.0
Impairment	-	-	-	-
Balance 30.9.2007	**16.1**	**1,955.2**	**59.8**	**2,031.1**

EURm	Intangible assets	Aircraft, reserve engines, spare parts and equipment, advance payments	Other tangible assets	Total
Book value				
Balance 1.1.2006	25.1	2,274.4	57.2	2,356.7
Additions	3.3	160.7	8.3	172.3
Disposals	-	39.0	0.4	39.4
Depreciation charge for the year scheduled	6.5	194.8	8.7	210.0
Impairment	-	5.0	-	5.0
Balance 30.9.2006	**21.9**	**2,196.3**	**56.4**	**2,274.6**

A total of EUR 154.1m was spent on acquiring aircraft, reserve engines, rotables and modifications. One B777 was purchased for the long-haul segment. In addition to this, EUR 61.6m was capitalised from significant aircraft overhauls. Disposals of aircraft relate primarily to the sale of two A330, one A310, one B737-300 and one Canadair RJ.

No impairment test was carried out on the aircraft employed in the longer term in the first three quarters of 2007. Because the book values of those aircraft and spare parts specified for disposal but in regular flight operation until that time were above the market values minus disposal costs as at 30.9.2006, impairment totalling EUR 5.0m was recognised for one aircraft. No impairment was necessary as at 30.9.2007.

8 Securities and loans

The stock of securities rose by EUR 152.7m in the first three quarters of 2007, primarily due to the transfer of cash and cash equivalents into long-term securities in order to optimise Group investments.

9 Inventories

As at 30.9.2007, valuation allowances totalling EUR 23.5m (EUR 22.1m the previous year) were offset. Expenditure on the payment of the valuation allowance of EUR 2.2m in the previous year and income of EUR 3.4m in the reporting period are reported in Expenses for materials and services.

10 Long-term provisions (pension obligations, severance payments and anniversary bonuses)

The increase in the first three quarters is essentially the result of expenses on service costs, interest costs and actuarial losses minus expected income from scheduled assets.

11 Long-term assets/liabilities of disposal group classified as held for sale

As at 31.12.2006, these result primarily from the respective assets and debts of TVW Travel Value Wien Betriebs GmbH and TVW Travel Value Wien Betriebs GmbH & Co KG, which operated the Duty Free sales handled by the Austrian Airlines Group at Vienna Airport until 31.12.2006. As at 31.12.2006, the assets of this subsidiary amounted to EUR 13.6m, while debt attributable to the company was EUR 3.9m. TVW Travel Value Wien Betriebs GmbH & Co KG was sold by mutual agreement as at 1.1.2007 and left the scope of consolidation. Book profit of EUR 12.9m resulting from the sale of the company is reported in the Result from operations held for sale item. Last year, profit of EUR 9.7m from the sale of Airest was included in this item. Cash and cash equivalents totalling EUR 6.4m were released in the course of the disposal of TVW.

12 Interest-bearing liabilities

EURm

Balance 1.1.2007	1,532.0
Borrowing	82.3
Repayment	-278.2
Foreign currency gains	-3.0
Balance 30.9.2007	**1,333.1**

Credits were taken out in the course of the acquisition of one B777, while repayments related primarily to scheduled amortisation and early amortisation as a result of the planned disposal of two financed aircraft of the type A330.

EURm	30.9.2007	31.12.2006
Non-current interest-bearing liabilities	1,036.3	1,267.1
Current interest-bearing liabilities	296.8	264.9
Interest-bearing liabilities	**1,333.1**	**1,532.0**
in EUR	940.0	1,243.8
in USD	288.5	137.3
in CHF	97.5	123.8
in JPY	7.1	27.1
Interest-bearing liabilities	**1,333.1**	**1,532.0**

The effective interest rate yield was 4.40% in the first three quarters of 2007 (3.72% the previous year).

13 Contingencies and other financial obligations

Guarantees and contingencies totalling EUR 433.2m relate primarily to contingencies arising from guarantees connected with aircraft financing, the majority of which are reported as liabilities in the balance sheet. On the basis of the profit and loss transfer agreement already concluded and the Production Company Concept, the Group parent company bears the capacity and currency risks of the operating subsidiary companies with immediate effect.

Contingent liabilities

EURm	30.9.2007	31.12.2006
Guarantees from aircraft financing	420.0	372.6
Other contingent liabilities	13.2	13.0
	433.2	**385.6**

EURm	30.9.2007	31.12.2006
Other commitments for aircraft incl. advance payments	200.9	338.9
Other commitments for other planned investments	109.4	108.3
Other	231.4	129.9
	541.7	**577.1**

The purchase commitment as at 30.9.2007 relates primarily to aircraft overhauls carried as assets; the Other item includes purchase commitments in the Catering Division.

14 Hedging policy and financial derivatives

The Group began implementing a new hedging programme in the first quarter of 2007. The new programme is designed to hedge appr. 20% of the annual kerosene requirement on a staged basis. This hedging is to be implemented in stages, based on the conclusion of monthly forward contracts to spread risk in a targeted manner and level out the Group's medium-term kerosene costs. As at 30.9.2007, forward contracts with terms to August 2008 had been concluded for a total of 131,000 tons of kerosene. Revenue of EUR 3.8m resulting from the valuation as at 30.9.2007 is reported directly in Shareholders' equity.

The Austrian Airlines Group concluded new cash flow hedges with terms of three years for the leasing of two aircraft in the first three quarters of 2007. Of the hedging transactions in existence as at 31.12.2006, four forward transactions, one JPY interest rate swap with a value of JPY 2.8bn and one FX swap with a value of USD 70m were realised.

15 Related party transactions

EURm		Sales to related parties	Purchases from related parties	Amounts owed by related parties	Amounts owed to related parties
		1-9	1-9	30.9.	30.9.
Associate					
GULET Touristik	2007	88.9	-	-	-
	2006	85.4	-	0.7	-
TUI-Austria	2007	-	-	-	-
	2006	0.4	-	-	-
„AirPlus" Air Travel Card	2007	1.8	-5.9	-	-0.6
	2006	1.8	-	0.1	-
Ukraine International Airlines	2007	4.7	-1.4	-	-0.5
	2006	3.4	-1.1	-	-1.1

16 Subsequent events after the balance sheet date

There were no significant events between 30.9.2007 and the publication of this Interim Report.

17 Statement by legal representatives on the Interim Report

As the legal representatives, the undersigned members of the Board of Management hereby confirm that this Interim Report has been prepared in their responsibility, that to the best of their knowledge it is compatible with International Financial Reporting Standards (IFRS) as adopted in the EU, in particular IAS 34 (Interim Reporting), and that it provides as true a picture of the assets, finances and revenue of the Group as possible.

This Interim Report has not been subjected to either examination or review by an auditor of annual accounts.

Vienna, 24 October 2007

Board of Management

Alfred Ötsch, CEO

Thomas Kleibl, CFO

END